SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)   November 30, 2001

GenCorp Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-01520	34-0244000
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Highway 50 and Aerojet Road, Rancho Cordova, California	95670
(Address of Principal Executive Offices)	(Zip Code)
P.O. Box 537012, Sacramento, California	95853-7012
(Mailing Address)	(Zip Code)

Registrant's telephone number, including area code   (916) 355-4000

Item 5. Other Events

Attached hereto as Exhibit 99.1 and incorporated herein by this reference is the text of the registrant's press release which was issued on November 30, 2001.

Exhibit 99.1 is a GenCorp Inc. press release dated November 30, 2001, in which GenCorp announced the sale of approximately 1,100 acres of property in East Sacramento County to Elliott Homes Inc., for approximately $28 million. It lies outside of the Aerojet Superfund site boundaries and is not a part of the approximate 3,000 acres of land that have been declared clean and are proposed to be carved out of the Superfund site designation under an agreement with federal and state government regulators.

Item 7. Exhibits

Table Item No.	Exhibit Description	Exhibit Number
99	GenCorp Inc.'s press release dated November 30, 2001, which announced the sale of approximately 1,100 acres of property in East Sacramento County to Elliott Homes Inc., for approximately $28 million.	99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENCORP INC.

By: /s/ William R. Phillips

Name: William R. Phillips
Title: Senior Vice President, Law, General Counsel and Secretary

Dated: December 3, 2001